Exhibit 99.(a)9

Coty Inc. Issues Statement Regarding the Final Proration Results and Closing of the Tender Offer by an Affiliate of

JAB Holding Company S.à r.l.

NEW YORK — May 1, 2019 — Coty Inc. (the “Company” or “Coty”) (NYSE: COTY) notes the consummation of the tender offer (the “Offer”) by Cottage Holdco B.V. (“Offeror”), an affiliate of JAB Holding Company S.à r.l. (“JAB”), to purchase up to 150,000,000 shares of the Company’s Class A common stock (the “Shares”) at a price of $11.65 per share in cash.

As previously announced, the Offer expired at 5:00 P.M., New York City time, on April 26, 2019 (the “Expiration Date”), and was not further extended. The Company has been informed by Offeror that, pursuant to the Offer, Offeror has accepted for payment 150,000,000 Shares validly tendered and not withdrawn prior to the Expiration Date for aggregate consideration of approximately $1,747.5 million.

Offeror has informed the Company that, including Shares delivered pursuant to notices of guaranteed delivery, the total number of Shares validly tendered into the Offer and timely delivered was 336,614,903. Because the Offer was oversubscribed, the number of Shares purchased from each tendering stockholder has been prorated to limit the aggregate number of Shares purchased to 150,000,000. Offeror has informed the Company that the final proration factor for the Offer is 44.56%.

The Company remains a public company and the Shares continue to be listed for trading on the New York Stock Exchange (“NYSE”). As a result of the consummation of the Offer, the previously-announced Stockholders Agreement (the “Stockholders Agreement”) by and among Offeror, JAB Holdings B.V. and JAB Cosmetics B.V. became effective automatically and immediately. Further information regarding the terms of the Stockholders Agreement is available in the Company’s filings with the Securities and Exchange Commission.

About Coty Inc.

Coty is one of the world’s largest beauty companies with over $9 billion in revenue, an iconic portfolio of brands and a purpose to celebrate and liberate the diversity of consumers’ beauty. We believe the beauty of humanity lies in the individuality of its people; beauty is at its best when authentic; and beauty should make you feel happy, never sad. As the global leader in fragrance, a strong number two in professional salon hair color & styling, and number three in color cosmetics, Coty operates three divisions: Consumer Beauty, which is focused on mass color cosmetics, mass retail hair coloring and styling products, body care and mass fragrances with brands such as COVERGIRL, Max Factor, Sally

Hansen and Rimmel; Luxury, which is focused on prestige fragrances and skincare with brands such as Calvin Klein, Burberry, Marc Jacobs, Hugo Boss, Gucci and philosophy; and Professional Beauty, which is focused on servicing salon owners and professionals in both hair and nail, with brands such as Wella Professionals, Sebastian Professional, OPI and ghd. Coty has approximately 20,000 colleagues globally and its products are sold in over 150 countries. Coty and its brands are committed to a range of social causes as well as seeking to minimize its impact on the environment.

For additional information about Coty Inc., please visit www.coty.com.

For more information:

Investor Relations

Christina Frank, +1 212 389-6802

christina_frank@cotyinc.com

Olga Levinzon, +1 212 389-7733

olga_levinzon@cotyinc.com

Media

Jennifer Friedman, +1 917 754-8399

jennifer_friedman@cotyinc.com